SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-14168
CUSIP Number: 37957F

NOTIFICATION OF LATE FILING

(Check One):  [X]   Form 10-K           Form 11-K           Form 20-F          Form 10-Q

Form N-SAR
For Period Ended: September 30, 2006
Transition Report on Form 10-K	Transition Report on Form 10-Q
Transition Report on Form 20-F	Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Globix Corporation

Former name if applicable

Address of principal executive office (Street and number) 139 Centre Street

City, state and zip code	New York, New York 10013

PART II
RULES 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[X]

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Company completed three complicated transactions related to the disposition of its US and UK hosting businesses and New York City headquarters in September and October 2006, and as a consequence requires additional time to account for those transactions and complete the year end audit. The Company, therefore, is unable to file its Annual Report on Form 10-K for the year ended September 30, 2006 (the “Form 10-K”) by the December 14, 2006 deadline. The Company anticipates filing the Form 10-K by December 29, 2006. Disclosure regarding the referenced transactions has been provided in recent filings on Form 8-K.

PART IV
OTHER INFORMATION

       (1)       Name and telephone number of person to contact in regard to this notification

Bonnie J. Roe, Esq	(212)	588-5543

(Name)	(Area Code)	(Telephone Number)

       (2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]   Yes     [  ]   No

       (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]   Yes     [  ]   No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See attached explanation.

       Globix Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

GLOBIX CORPORATION

Date December 14, 2006	By	/s/Eric J. Sandman________________________
Name: Eric J. Sandman
Title: Senior Vice President and Chief Financial
Officer

Part IV (3) Explanation

During the fourth quarter of 2006, the Company concluded it would be exiting its hosting business. As a result, the operating results of the hosting business will be classified as discontinued operations. Unaudited revenue and income from these discontinued operations in 2006 were $63.1 million and $46.3 million respectively.